EXHIBIT 99.1
First Quarter Report
Three Months Ended March 31, 2022
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three months ended March 31, 2022. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
Sphere 3D was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, we completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, we changed our name to “Sphere 3D Corp.” Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D and its subsidiaries. In December 2014, we completed the acquisition of Overland Storage, Inc. (“Overland”) to grow our business in the containerization and virtualization technologies along with data management products that enabled workload-optimized solutions. In November 2018, we sold our Overland business. In January 2022, we commenced operations of our digital mining operation as a net carbon-neutral cryptocurrency miner. We are establishing an enterprise-scale mining operation through procurement of next-generation mining equipment and partnering with experienced service providers.
Digital assets and blockchain
Bitcoin is a digital asset issued by and transmitted through an open source protocol maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger blockchain where the digital assets and their corresponding transactions are recorded. The digital assets are stored in individual wallets with public addresses and a private key that controls access. The blockchain is updated without a single owner or operator of the network. New digital assets are generated and mined rewarding users after transactions are verified in the blockchain.
Digital assets and their corresponding markets emulate foreign exchange markets of fiat currencies, such as the U.S. dollar, where they can be exchanged to said fiat currencies trading exchanges. In addition to these exchanges, additional trading markets for digital assets exist, such as derivative markets.
Since the nature of digital assets is such that it exists solely in electronic form, they are exposed to risks similar to that of any data held solely in electronic form such as power failure, data corruption, cyber security attacks, protocol breaches, and user error, among others. Similar to data centers, these risks put the digital assets subject to the aforementioned threats which might not necessarily affect a physical fiat currency. In addition, blockchain relies on open source developers to maintain the digital asset protocols. Blockchain as such may be subject to design changes, governance disputes such as “forked” protocols, and other risks associated with open source software.
Digital currencies serve multiple purposes - a medium of exchange, store of value or unit of account. Examples of digital currencies include: bitcoin, bitcoin cash, Ethereum, and Litecoin. Digital currencies are decentralized currencies that facilitate instant transfers. Transactions occur on an open source platform using peer-to-peer direct technology with no single owner. Blockchain is a public transaction ledger where transactions occur, are recorded and tracked, however not owned nor managed by one single entity. Blockchain, accessible and open to all, contains records of all existing and historical transactions. All accounts on the blockchain have a unique public key and is secured with a private key that is only known to the individual. The combination of private and public keys results in a secure digital “fingerprint” which results in a strong control of ownership.
We believe cryptocurrencies have many advantages over traditional, physical fiat currencies, including immediate settlement, fraud deterrent as they can’t be duplicated/counterfeited, lower fees, mass accessibility, decentralized nature, identity theft prevention, physical loss prevention, no counterparty risk, no intermediary facilitation, no arduous exchange rate implications and a strong confirmation transaction process.
Service and product
In addition to digital mining, we deliver data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its reseller network. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Our products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. Our brands include HVE ConneXions (“HVE”) and Unified ConneXions (“UCX”). In October 2021, we sold our SnapServer® product line and associated assets.

In April 2021, we sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through our wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”). In August 2021, MEOA consummated its initial public offering (the “IPO”) and issued units which were comprised of one share of Class A common stock and one redeemable warrant. Also in August 2021, and simultaneously with the consummation of the IPO, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in MEOA Sponsor. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination. On October 18, 2021, the securities comprising the units begin separate trading, the Class A common stock and warrants are listed on the NASDAQ Capital Market under the symbols “MEOA” and “MEOAW,” respectively.
Terminated Merger Agreement
On June 3, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gryphon Digital Mining, Inc. (“Gryphon”), a privately held company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. Gryphon’s Bitcoin mining operation has a zero-carbon footprint and their long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, one hundred percent renewable energy supply.
On February 15, 2022, and subsequently on March 7, 2022, primarily as a result of comments we received from the SEC relating to an amendment to the registration statement on Form F-4 we filed with the SEC on January 4, 2022 in connection with our proposed merger with Gryphon, we retained two independent investment banks to review the terms of the proposed Gryphon merger transaction. The nature of the review was to provide an independent analysis as to whether the consideration to be paid by us in the proposed merger was fair to our stockholders from a financial point of view and to assess the inputs to the financial models that were used to test such fairness.
On April 4, 2022, the Merger Agreement was terminated. The Merger Agreement, among other matters, provided that, upon termination of the Merger Agreement, we would forgive all amounts outstanding under the outstanding Promissory Note and Security Agreement as amended with Gryphon (the “Gryphon Note”), and release to Gryphon 850,000 common shares previously deposited into an escrow account for the benefit of Gryphon. As a result of the termination of the Merger Agreement in the second quarter of 2022, we forgave the Gryphon Note which had a balance of $13.1 million and released the 850,000 common shares held in escrow to Gryphon. We will continue our relationship with Gryphon through the Gryphon Master Services Agreement entered into in 2021.
On April 4, 2022, Peter Tassiopoulos resigned as our chief executive officer and as a member of our board of directors to explore other opportunities. In connection with his resignation, the Company and Mr. Tassiopoulos signed a separation and general release agreement dated April 4, 2022, pursuant to which Mr. Tassiopoulos will continue to receive healthcare benefits for a period of 12 months and will receive 2,000,000 restricted stock units which shall vest in full on July 4, 2022 (“Severance Benefits”). The payment of the Severance Benefits is in lieu of our obligation to pay Mr. Tassiopoulos the previously disclosed accrued benefits under his employment agreement dated August 15, 2019, as amended, including the Change of Control Payment and financing bonus (“M&A Fee”), as such terms are defined in Mr. Tassiopoulos' employment agreement. In addition, the Company has entered into a consulting agreement with Mr. Tassiopoulos dated April 4, 2022, with a term of 12 months and a retainer of $1.0 million (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Mr. Tassiopoulos will continue to consult with the Company's management regarding the transition of the Company's business to digital currency and blockchain and will also assist the new chief executive officer transition into her new role within the Company.

Results of Operations
The First Three Months of 2022 Compared with the First Three Months of 2021
We generated revenues of $1.4 million and $0.9 million during the first three months of 2022 and 2021, respectively. The $0.5 million increase in revenue is primarily due to the addition of revenues from our digital mining operation.
For the three months ended March 31, 2022, our revenue was derived from digital currency mining, and the sale of our disk system products and services. Income from our mining segment is a result of bitcoin mining activities in the United States. Income from our product and services is primarily generated in the United States.
Direct cost of revenues during the first three months of 2022 and 2021 were $0.8 million and $0.5 million, representing an increase of $0.3 million or 60% primarily due to the addition of revenues from our digital mining operation.
Operating Expenses
Sales and Marketing Expense
Sales and marketing expenses were $0.2 million and $0.3 million for the first three months of 2022 and 2021, respectively. The decrease of $0.1 million was primarily due to slight decreases in employee and related expenses associated with a lower average headcount and outside services and sales support costs.
Research and Development Expense
Research and development expenses were $0.1 million and $0.2 million for the first three months of 2022 and 2021, respectively. The decrease of $0.1 million was primarily due to a decrease in employee and related expenses associated with a lower average headcount.
General and Administrative Expense
General and administrative expenses were $15.2 million and $1.2 million for the first three months of 2022 and 2021, respectively. The increase of $14.0 million was primarily due to increases of $6.2 million of amortization related to our intangible asset for the Hertford transaction and the acquisition of digital mining machines, $5.8 million primarily related to professional services associated with our expansion into the digital mining industry, $1.7 million of costs related to the our proposed merger transaction with Gryphon which was subsequently terminated on April 4, 2022, $0.1 million of costs for public relations, and $0.1 million of share-based compensation expense.
Interest Expense
Interest expense was nil and $0.5 million for the first three months of 2022 and 2021, respectively. The first three months of 2021 interest expense was primarily for debt costs related to our Oasis debt.
Interest and Other Income (Expense), net
Interest and other income (expense), net was $0.5 million of income, net and $0.6 million of expense, net for the first three months of 2022 and 2021, respectively. The first three months of 2022 income, net, primarily related to $0.4 million in interest income from notes receivable. The first three months of 2021 of expense, net, primarily related to a penalty incurred for our Series E Preferred Shares for failure to file a timely registration statement required under the Westworld Securities Purchase Agreement. We issued 250,000 or our common shares with a fair value of $653,000 to Westworld for the penalty fee.

Liquidity and Capital Resources
We have recurring losses from operations. Our primary source of cash flow is generated from digital mining revenue, service revenue and sales of our disk automation systems. We have financed our operations through proceeds from private and public sales of equity securities. At March 31, 2022, we had cash and cash equivalents of $25.7 million compared to cash and cash equivalents of $54.4 million at December 31, 2021. The decrease in cash is related primarily to progress payments for mining equipment per our agreement with FuFu Technology Limited (“BitFuFu”) and prepayments for power and hosting. As of March 31, 2022, we had working capital of $55.5 million reflecting a decrease of $16.3 million in current assets and an increase in current liabilities of $1.5 million. Cash management continues to be a top priority. We expect to incur negative operating cash flows as we work to maintain and increase our digital mining revenue, product sales volume, and maintain operational efficiencies.
Management has projected that cash on hand will not be sufficient to allow us to continue operations beyond November 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital or to pay for the purchase of digital asset mining machines through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.
Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
During 2021, we entered into agreements for power to host digital asset machines and for digital mining machines. These contracts, if not cancelled by us, will require the payment of approximately $224.7 million during the remainder of 2022. In addition, during 2021, we paid a $10.0 million refundable deposit to NuMiner and in February 2022 entered into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines for the purpose of digital asset mining. In the event the evaluation of the NM440 Machines that NuMiner will provide to us for evaluation purposes yield results unsatisfactory to us and the purchase agreement is terminated, all payments shall be returned to us. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, we will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, we anticipate pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022. Given our existing purchase obligations, if such agreements are not cancelled by us, management has projected that cash on hand will not be sufficient to allow us to meet our outstanding purchase obligations beyond November 30, 2022 if we are unable to raise additional debt or equity funding for operations. On a short-term basis, we plan to raise debt or equity funding to meet our payment obligations under our current contracts and for additional working capital.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Three Months Ended March 31,
	2022	2021
Net cash used in operating activities	$(15,860)	$(881)
Net cash used in investing activities	$(12,836)	$—
Net cash provided by financing activities	$—	$913
The use of cash during the first three months of 2022 was primarily a result of our net loss of $14.6 million, offset by $6.8 million in non-cash items, which primarily included amortization of intangible assets, depreciation, and share-based compensation expense, and $10.5 million for prepayments made for our digital asset hosting agreement.
During the first three months of 2022, we paid $10.0 million to BitFuFu for prepayments towards digital asset mining machines for which delivery started in January 2022 and continues through the remainder of 2022. In addition, we entered into promissory notes receivable with Gryphon and MEOA for $2.5 million and $337,000, respectively.
During the first three months of 2021, we received approximately $552,000 from the issuance of common shares, $447,000 in proceeds from debt, $386,000 proceeds from warrants exercised, offset by net payments for our line of credit of $401,000 and payment of preferred dividends of $71,000.
Off-Balance Sheet Information
During the ordinary course of business, we may provide standby letters of credit to third parties as required for certain transactions initiated by us. As of March 31, 2022, we had no standby letters of credit outstanding.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to investments, intangible assets, research and development costs, revenue recognition, warranty costs, preferred shares, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. There have been no significant changes to our critical accounting judgments, policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2021.
Recent Accounting Pronouncements
See Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements for information about recently issued accounting pronouncements.

Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to give reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis as of the end of the period covered by this report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors.
Please carefully consider the information included herein or incorporated by reference to this report, you should carefully consider each of the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed and the trading price of our common shares could decline.